

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Zhiguang Cai
Chief Executive Officer and President
Subaye, Inc.
349 Dabeilu, Shiqiao, Panyu District
Guangzhou City, Guangdong, China 511400

> **Re:** **Subaye, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **File No. 333-62236**

Dear Mr. Cai:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief